CHINA GREEN AGRICULTURE, INC.
 3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an,
Shaanxi Province, People’s Republic of China 710065
Tel: +86-29-88266368

June 27, 2008

Mr. Max A. Webb
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549

Re:         China Green Agriculture, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No.: 333-149135
Filed May 19, 2008

Dear Mr. Webb:

Reference is made to your comment letter, dated June 13, 2008 to China Green Agriculture, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto (Capitalized terms in our response letter not otherwise defined herein shall have the meanings ascribed to them in the subject registration statement.):

General

1.
We refer to your counsel’s conversation with the staff on June 9, 2008. Although we note that your shares will be offered at market price, please revise the registration statement cover page and the prospectus cover page to reflect your stock price as of the most recent trading date.

Response:

We have included the Company’s stock price as of the most recent trading date on the prospectus cover page. With respect to the registration fee calculation table on the registration statement cover page, pursuant to Rule 457(c), we chose the average of the high bid and low ask prices on February 7, 2008, the day immediately prior to the initial filing date of this registration statement as the basis for calculation. We enclose a copy of the Daily Trade and Quote Summary Report we ordered from https://www.otcbb.com/secure_asp/tradeact_report_request.asp?type=tandq from which we based our calculations on as appendix to this response letter for your reference.

2.	Please make revisions throughout the prospectus to clarify that your shares will be offered at market price.

Response:

We have revised the prospectus accordingly.

3.	Please provide the market information required by Item 201(a) of Regulation S-K.

Response:

We have included the market information required by Item 201(a) of Regulation S-K to the extent that is applicable.

4.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Response:

As of the date of the filing of the Amendment No. 3 to the Registration Statement (“S-1/A No.3”), the financial statements are not less current than that are included in the quarterly report for the fiscal quarter ended March 31, 2008 filed by the Company on May 15, 2008 as requested by Rule 3-12 of Regulation S-X.

We will continue to comply with Rule 3-12 of Regulation S-X regarding the age of the financial statements in the registration statement at the effective date of the registration statement.

5.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:

We have included the currently dated accountants’ consents in the S-1/A No.3 and will keep the manually signed consents on file for five years.

Calculation of Registration Fee

6.	It appears that footnote (2) relates to the amount of securities to be registered rather than the proposed maximum offering price. Please revise the table accordingly.

Response:

We have revised the table by relocating the words “footnote (2)” from the column of “Proposed maximum offering price per unit” to the column of “Amount to be registered” to connect to the reference of number of shares explained in the footnote (2).

The Company, page 7

7.
We note your disclosures in response to prior comment 3. Please also expand to disclose that for accounting purposes, the acquisition of Techteam occurred on August 24, 2007, the date you obtained effective control of Techteam’s operations.

Response:

We have revised the disclosure in that section and elsewhere as appropriate in the prospectus.

8.
We note your response to prior comment 4 and refer to the second-to-last full paragraph on page 8. Please revise to identify the Techteam shareholders at the time of the share exchange. While your disclosure consistently refers to the “Techteam shareholders”, only Mr. Li received the opportunity to acquire shares under the Call Option Agreement. It is unclear whether there were other stockholders and what, if any, consideration was received and retained by them in exchange for their shares.

Response:

The Techteam shareholders, immediately prior to Techteam Acquisition on August 24, 2007, were - Xi’an Yuansheng Guarantee & Investment Co., Ltd. (an entity organized under the laws of the PRC and wholly owned by Mr. Tao Li) (owned 66% of Techteam), Mr. Xuetao Chen (owned 17.5% of Techteam) and Ms. Wanjiao Wang (owned 16.5% of Techteam). Mr. Chen and Ms. Wang are also current directors of Techteam. They did not receive any consideration in exchange for their shares and only Mr. Li received the opportunity to acquire shares under the Call Option Agreement.

9.
Please revise the first sentence of the second-to-last full paragraph to clarify that at the time Mr. Li entered the Call Option Agreement he was not guaranteed to receive any shares of China Green’s common stock because the shares were subject to numerous contingencies.

Response:

We have revised that sentence accordingly.

Our sales have seasonal variations and adverse weather conditions could reduce demand for our products, page 14

10.	We note your response to prior comment 6. Please explain how you calculated “average revenues in fiscal 2007.” Is this figure the average monthly revenues for 2007?

Response:

We have revised our disclosure as follows in order to present a clearer picture of the seasonal variations:

“During the fiscal year ended June 30, 2007, approximately 70% of our annual fertilizer sales volume came from the first quarter (summer) and the fourth quarter (spring), when demand for our fertilizer products typically peaks during planting season and prior to harvest.”

11.	You indicate that your sales have deviated from the average by up to 30%. Please revise to state whether these deviations are upward or downward.

Response:

Please see our immediately above response to Comment 10.

In the event unexpected changes occur…, page 17

12.
It appears that for purposes of Section 4.16, a “material adverse effect” can only be causes by governmental action. Therefore, please revise the second sentence of this section to replace the word “something” with the words “governmental action.”

Response:

We have revised our disclosure with respect to the definition of “material adverse effect” to be in full compliance with the definition set forth in the Securities Purchase Agreement.

13.
It appears that you have deposited $250,000 in escrow for payment of investor relations fees. These funds appear to exceed the amount required to pay your annual fees under the investor relations agreement. Please explain when the excess investor relations fees will be released from escrow.

Response:

The initial term of the current investor relations retainer agreement (“IR Agreement”) is twelve months. If the parties do not terminate IR Agreement in the middle of the initial term or after the initial term, any excess investor relations fees will continue to be released from escrow on a monthly basis. A monthly invoice will be issued by the investor relations firm and presented by the Company to the escrow agent until released in full. If the parties terminate the IR Agreement at any time and there is no alternative investor relations firm as listed in the Holdback Escrow Agreement retained by the Company, any remaining portion of the escrowed fund shall be returned to the investors pro rata, pursuant to Section 3.3 of the Holdback Escrow Agreement. We have put clarification into the prospectus.

Liquidity and Capital Resources, page 44

14.	We note the final sentence of the second paragraph of this section. Please revise and refer to this “prospectus” rather than this “report.”

Response:

We have revised the disclosure to replace the word “report” with the word “prospectus”.

Competitive Advantages, page 65

15.
We note your revisions in response to our prior comment 7. Please confirm that you do not believe that your larger competitors have any competitive advantages over you or revise this section to describe your competitors’ advantages.

Response:

We have revised this section to describe our competitors’ advantages, such as their better access to certain local markets, their specifically formulated fertilizers for certain local plant, soil and climate conditions and larger production capacity, etc.

Security ownership of Certain Beneficial Owners and Management, page 79

16.	Please revise item (i) of footnote (4) to clarify that footnote (5) describes the agreement pursuant to which Mr. Li acquires 3,267.840 shares.

Response:

We have revised item (i) of footnote (4) accordingly.

China Green Agriculture, Inc.
Financial Statements
Note 1. Organization and Descriptions of Business, page F-4

17.
We have reviewed your response to our prior comment 25. However, the financial statements presented in the filing should be those of the registrant. Because the recapitalizations were completed during the periods for which the financial statements have been presented, the audited historical financial statements of the registrant should be those of the operating company. We will not object if you elect to present the unaudited interim financial statements separately from the audited financial statements as you have done in this filing. However, the audited financial statements and the accompanying audit report should be reformatted and revised to reflect the recapitalization transactions that have occurred. Please revise accordingly.

Response:

The Company has provided combined financial statements of the entities at June 30, 2007.

18.
Please update the disclosures in Note 2 (Segment Reporting) and Note 6 (Intangible Assets) to be consistent with the added disclosures reflected in the June 30, 2007 audited financial statements made in response to our prior comments 15 and 21, respectively.

Response:

The Company has amended the disclosure in Note 2 and Note 6 to be consistent with the disclosure reflected in response to prior comments 15 & 21.

The Company has also updated the notes in the March 31, 2008 interim financial statements.

We enclose herewith a black lined copy of the registration statement for your convenience. In accordance with your request, on behalf of the Company we represent as follows:

• the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

China Green Agriculture, Inc.

By:	/s/ Tao Li
Tao Li
President and
Chief Executive Officer

Appendix

Daily Trade and Quote Summary Report for China Green Agriculture, Inc. for February 2008
[See a separate report herein attached.]

OTC Bulletin Board®	Daily Trade and Quote Summary Report
CGAG - CHINA GREEN AGRI	February 2008

	BID			ASK			PRICE
DATE	HIGH	LOW	CLOSE	HIGH	LOW	CLOSE	HIGH	LOW	CLOSE	VOLUME

02/01/2008	-	-	-	-	-	-	0	0	0	0
02/04/2008	-	-	-	-	-	-	0	0	0	0
02/05/2008	3.79	1.25	3.79	50	50	50	0	0	0	0
02/06/2008	3.79	3.5	3.79	50	50	50	0	0	0	0
02/07/2008	9.5	3.5	9.5	50	50	50	0	0	0	0
02/08/2008	9.5	3.5	9.5	50	50	50	0	0	0	0
02/11/2008	9.5	3.5	9.5	50	50	50	0	0	0	0
02/12/2008	9.5	3.5	9.5	50	50	50	0	0	0	0
02/13/2008	9.5	3.5	9.5	50	50	50	0	0	0	0
02/14/2008	3.79	3.7	3.79	50	50	50	0	0	0	0
02/15/2008	3.79	3.7	3.79	50	50	50	0	0	0	0
02/19/2008	9.5	3.75	9.5	50	50	50	0	0	0	0
02/20/2008	-	-	-	-	-	-	10	10	10	212
02/21/2008	-	-	-	-	-	-	0	0	0	0
02/22/2008	-	-	-	-	-	-	0	0	0	0
02/25/2008	-	-	-	-	-	-	0	0	0	0
02/25/2008	-	-	-	-	-	-	0	0	0	0
02/26/2008	-	-	-	-	-	-	0	0	0	0
02/26/2008	-	-	-	-	-	-	0	0	0	0
02/27/2008	-	-	-	-	-	-	0	0	0	0
02/27/2008	-	-	-	-	-	-	0	0	0	0
02/28/2008	-	-	-	-	-	-	0	0	0	0
02/28/2008	-	-	-	-	-	-	0	0	0	0
02/29/2008	-	-	-	-	-	-	0	0	0	0
02/29/2008	-	-	-	-	-	-	0	0	0	0

Source: www.OTCBB.com Trading Activity Reports (301) 978-8263

OTC Bulletin Board®	Daily Trade and Quote Summary Report
CGAG - CHINA GREEN AGRI	February 2008

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Source: www.OTCBB.com Trading Activity Reports (301) 978-8263